EXHIBIT 99.1

Equinor ASA: Ex dividend

From 19 February 2019, the shares and American Depository Receipts (ADRs) in Equinor (OSE:EQNR , NYSE: EQNR) will be traded ex dividend USD 0.23. Record date is 20 February 2019.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.